AMENDMENT TO SUBADVISORY AGREEMENT

This instrument, dated June 22, 2012, by and between J.P. Morgan Investment Management Inc., a Delaware corporation with its principal office at 270 Park Avenue, New York, New York 10017 (“JPMIM” or the “Manager”) and JF International Management Inc., with its principal place of business in Hong Kong located at 21st Floor, Chater House, 8 Connaught Road Central, Hong Kong (the “Sub-adviser”) amends the Subadvisory Agreement between JPMIM and the Sub-adviser, dated November 18, 2011 (the “Agreement”) to reflect the change in the name of the Fund (as defined below) and reduce the sub-advisory fee. Unless otherwise defined herein, capitalized terms shall have the meaning ascribed to such terms in the Agreement.

For good value and consideration, JPMIM and the Sub-adviser mutually agree as follows:

1.	The first recital in the Agreement is hereby deleted and replaced by the following:

WHEREAS, JPMIM provides investment advisory services to the JPMorgan Asia Pacific Fund (the “Fund”), a series of JPMorgan Trust I, a Delaware statutory trust (the “Trust”), which is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to an Amended and Restated Investment Advisory Agreement between JPMIM and the Trust, dated August 11, 2005 (the “Advisory Agreement”); and

2.	Section (i) of Schedule I is hereby deleted and replaced by the following:

(i)	The Sub-adviser shall be paid a sub-advisory fee for its services, to be paid by the Manager, at a rate of 0.40% per annum on the average daily net asset value of the Assets of the Fund, accrued daily and paid monthly in arrears within 15 business days of each month end.

J.P. Morgan Investment Management Inc.

By:	/s/ Patricia A. Maleski
Patricia A. Maleski

Title:	Managing Director

JF International Management Inc.

By:	/s/ Roger A. Hepper
Roger A. Hepper

Title:	Managing Director